TopCap Partners, Inc.

Statement of Financial Condition
As of December 31, 2022

Assets

Cash	$	99,836
Accounts Receivable, net		9,437
Total Assets	$	109,273

Liabilities and Stockholder's Equity

Liabilities

Accounts payable, accrued expenses and other liabilities	$	29,215
Deferred revenue		30,000
Total liabilities		59,215

Stockholder's Equity

Common Stock, par value $0, 200 authorized, 200 shares issued and outstanding	200
Additional paid-in-capital	34,800
Retained Earnings	15,058
Total Stockholder's Equity	50,058

Total Liabilities and Stockholder's Equity	$	109,273

The accompanying notes are an integral part of the financial statements.